Mail Stop 3561

September 18, 2009

Susan S. Lanigan, Esq.
Executive Vice President, General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re:** **Dollar General Corporation**
> **Registration Statement on Form S-1**
> **Filed August 20, 2009**
> **File No. 333-161464**
> **Form 10-K for Fiscal Year Ended January 30, 2009**
> **Filed March 24, 2009**
> **File No. 001-11421**
> **Form 10-Q for Fiscal Quarter Ended May 1, 2009**
> **Filed June 2, 2009**
> **File No. 001-11421**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2009**
> **Filed September 10, 2009**
> **File No. 001-11421**

Dear Ms. Lanigan:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A. Refer to Instruction 1 to Item 501(b)(2) of Regulation S-K. When you complete the filing by filling in the numerous blanks, please note that we may have additional comments.

2.   Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

3.   Prior to the effectiveness of the registration statement, please have a representative of the stock exchange where you intend to apply to have your shares listed call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

4.   Please update your financial statements and related financial information in accordance with Rule 3-12 of Regulation S-X.

5.   Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Table of Contents, page i

6.   The forepart of your document should consist of the cover page, summary and risk factors. Please move the paragraph beneath the table of contents and the sections entitled "Market and Industry Data" and "Trademarks, Trade Names and Service Marks" to a more appropriate location in the prospectus.

Market and Industry Data, page ii

7.   Under this heading, you disclose that "neither such research nor these definitions have been verified by any independent source [and] [a]ccordingly, investors should not place undue weight on the industry and market share data presented in this prospectus." Please note that you are responsible for the entire content of the

registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Prospectus Summary, page 1

8. Please remove from the summary and elsewhere in the forepart of your document all defined terms. For example, please remove the second italicized paragraph under the "Prospectus Summary" heading. The meanings of the terms you use in this part of your document should be clear from their context. If they are clear, you do not need the definitions. If they are not clear, you should revise your document using terms that are clear. Refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999), sample comments 3 and 5.

9. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary repeats much of the information discussed in your business section. For example, you should remove the subcategories detailing your progress since the 2007 merger under the heading, "Progress Since our 2007 Merger," as well as the "Our Competitive Strengths" and "Our Growth Strategy" sections from the summary since they also appear in the business section. The summary is intended only to provide a brief snapshot of the offering. Refer to Instruction to Item 503(a) of Regulation S-K.

Industry Overview, page 4

10. We note that you reference Neilsen Homescan Panel data for qualitative and comparative statements under this heading and elsewhere in your prospectus. You also include qualitative statements that do not cite sources, such as your statement that you are "the largest discount retailer in the United States by number of stores" as well as your disclosure regarding the size and recent growth of the U.S. market for basic consumer packaged goods and the discount channel within this market. Please disclose whether these statements and similar statements appearing elsewhere in your prospectus are based upon management's belief, industry data, reports, articles or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us that are appropriately dated, marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

The Offering, page 8

11.   Please note that pro forma financial information prepared in accordance with
        Article 11 of Regulation S-X should be provided when a registrant's historical
        financial statements are not indicative of the ongoing entity. Considering that
        several material transactions are anticipated to occur in connection with the
        offering, such as the redemption of debt and the payment of a special dividend
        and monitoring agreement fees, please tell us why you believe pro forma financial
        statements are not necessary. Also refer to SAB Topic 1.B2. If you decide to
        provide Article 11 pro forma financial statements, please note that the
        denominator in computing pro forma earnings per share should include only those
        common shares for which proceeds are being reflected in pro forma adjustments
        in the statements of operations, such as proceeds used for debt repayment and the
        special dividend.

Risk Factors, page 13

12.   Your risk factors section should be a discussion of the most significant factors
        that make your offering speculative or risky. You should place risk factors in
        context so your readers can understand the specific risk as it applies to you. Refer
        to SEC Release No. 33-7497. Also, you should not present risks that are generic
        or contain boilerplate language that could apply to any issuer or any offering. We
        believe a discussion of risks in generic terms does not tell your readers how the
        risk may affect their investment in you. Please revise your risk factors section
        generally to write each risk factor in plain English and avoid using boilerplate or
        generic risk factors. Refer to Item 503(c) of Regulation S-K. As examples,
        please consider the following risk factors:

        •   "We are subject to the risk of product liability claims, including claims
            concerning food and prepared food products" on page 16.

        •   "Natural disasters, unusually adverse weather conditions, pandemic outbreaks,
            boycotts and geo-political events could adversely affect our financial
            performance" on page 19.

        •   "Failure to maintain effective internal controls in accordance with Section 404
            of the Sarbanes-Oxley Act could have a material adverse effect on our
            business and stock price" on page 20.

        Further, some of your risk factor headings and discussions do not clearly and
        concisely convey the actual risk, such as the third full risk factor on page 17 and
        the second full risk factor on page 19. Some of your risk factors should be
        separated into multiple risk factors, such as the first risk factor on page 13 and the
        second full risk factor on page 15. Also, please consider whether other

subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. We may have additional comments based upon your response and any revisions.

Risks Related to Our Business, page 13

We are dependent upon the smooth functioning of our distribution network…, page 17

13.   In this risk factor, you disclose that you are dependent on the smooth functioning of your distribution network and the timely receipt of inventory and state that the inefficient and untimely functioning of your distribution network is a risk to you due to sources outside of your control, such as increased transportation costs, labor shortages and the disruption to the general transportation infrastructure. However, we note your disclosure on page 57 in the subsection entitled "Other Considerations." In that subsection, you disclose that your proficiency in managing your inventory balances can have a significant impact on your cash flows from operations and, as a result, efficient inventory management has been and continues to be an area of focus for you. Therefore, in this risk factor or in a separate risk factor, as appropriate, please describe the risk to you that your proficiency and skill in efficiently managing your inventory balances may diminish or disappear. Alternatively, please tell us why it is not appropriate for you to include this risk factor because this is not a material risk to you or because of some other reason.

Risks Related to this Offering and Ownership of Our Common Stock, page 21

You will incur immediate and substantial dilution in the net tangible book …, page 21

14.   We note your disclosure in this risk factor that investors in the offering will incur immediate and substantial dilution in the net tangible book value of the shares they purchase. Please include a dilution table in an appropriate place in your prospectus or tell us why it is not appropriate to do so. Refer to Item 506 of Regulation S-K.

Use of Proceeds, page 27

15.   It appears that you anticipate using the net offering proceeds first to redeem Senior Subordinated Notes and that the remaining amount of net proceeds will be used to redeem an undisclosed amount of Senior Notes. Since the balance of your Senior Subordinated Notes was $655.9 million at the time of filing the Form S-1 and the gross proceeds to be raised in the offering including the underwriters' option are $750 million, please revise your disclosure to specifically disclose whether you plan to repay all or only a portion of the Senior Subordinated Notes,

or tell us how remaining net proceeds will be available for repayment of the Senior Notes.

Capitalization, page 29

16.   Please revise to delete cash and cash equivalents from your tabular presentation.

Selected Historical Financial and Other Data, page 31

17.   We note your disclosure in footnote (4) indicating that your capital structure for periods before and after the merger is not comparable and that you are presenting earnings per share and weighted average share information only for periods subsequent to your 2007 merger. However, all amounts relating to earnings per share and weighted average shares in the Selected Financial Data table are currently blank. Please revise to provide this information in the amended filing.

Management's Discussion and Analysis of Financial Condition and Results …, page 34

18.   We note your disclosure in the last paragraph on page 37 that, as a result of this offering and related transactions, you anticipate that you will incur significant charges in the accounting period in which such transactions are consummated, including charges relating to the redemption of your Senior Notes and Senior Subordinated Notes and a transaction fee under, and fees associated with the termination of, your monitoring agreement. In addition, based on the disclosures in Note 10 beginning on page F-43, it appears that the vesting of certain time and performance options, along with certain nonvested restricted shares, will accelerate in certain events, including a public offering, resulting in a charge in the period in which the transactions are consummated. Please revise your disclosure to discuss and quantify the effect on your financial statements that all of these charges are anticipated to have in the period the related transactions are consummated.

Results of Operations, page 38

Thirteen Weeks Ended May 1, 2009 and May 2, 2008, page 39

19.   The basic and diluted earnings per share amounts presented in your table on page 39 are currently blank. Please revise your table to include your EPS figures.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

20.   In order for a reader to more readily determine the additional number of days interest being included in the pro forma financial statements, please revise footnotes (d)(1), (d)(2), and (d)(3) to disclose the actual issuance dates of the debt.

Please also revise footnote (d)(1) to clearly disclose why the pro forma information assumes $300 million of borrowings on your $1.125 billion revolving credit facility and tell us and disclose how you determined the LIBOR rate(s) used in computing pro forma interest expense for your revolving credit facility and term loan facilities.

Liquidity and Capital Resources, page 50

Adjusted EBITDA, page 55

21.   We note your presentation of EBITDA and Adjusted EBITDA. Since you state that you are presenting these measures to provide additional information about the calculation of this financial ratio in the credit facilities, it appears EBITDA and Adjusted EBITDA may be liquidity measures as opposed to operating performance measures. As such, it is unclear to us that net income is the most directly comparable GAAP financial measure to which these non-GAAP measures should be reconciled. With reference to SEC Release No. 33-8176, please tell us how you determined that reconciling these figures to net income was appropriate and how you considered whether cash flows from operating activities was a more directly comparable GAAP financial measure. Please also tell us how each of the adjustments made to arrive at Adjusted EBITDA are adjustments specified in your credit agreements for calculating the required covenant ratio. Please provide the relevant sections of your credit agreements where these provisions are set forth. Please refer to Question 10 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued June 13, 2003. With reference to Instruction 2 to Item 2.02 of Form 8-K, please also apply this comment to your presentation of these non-GAAP measures in your quarterly earnings releases.

22.   We note your disclosure that senior secured debt is defined as your total debt secured by liens or similar encumbrances less cash and cash equivalents, yet it appears based on your disclosure on page 139 that the only debt included in this calculation is your senior secured term loan facility and your senior secured asset-based revolving credit facility. Please tell us whether any of your other debt is secured by liens or similar encumbrances and, if so, why that debt is not included in the calculation of the ratio. In particular, please tell us why your senior notes and senior subordinated notes do not qualify as senior secured debt.

Business, page 70

Progress Since our 2007 Merger, page 71

23.   We note your discussion regarding your progress, and the examples of your progress, since your 2007 merger. Please revise this discussion to expand upon

the examples of your progress since 2007 to demonstrate how these actions have contributed to that progress. For example, please describe your newly implemented private branding strategy and your redefined brands and discuss how you improved quality standards and updated packaging while maintaining price and maintaining or reducing cost. As another example, please describe your model store program, how you improved recruiting, leadership, training, feedback and work processes to lower store manager turnover and discuss the key metrics, rigorous training and increased field management discipline you implemented and monitored to reduce inventory shrink rate. As a further example, please describe the analytical tools and processes you instituted to mine for cost reduction opportunities, the energy and waste management initiatives you implemented and the inventory turns you improved. We may have further comment upon reading your response and any revisions.

Management, page 86

Directors and Executive Officers, page 86

24.   Please describe the business experience of your executive officers and directors for the past five years without any gaps or ambiguities. Refer to Item 401(e)(1) of Regulation S-K. In this regard, please disclose the specific business experiences for the past five years without any gaps or ambiguities of Messrs. Bere and Agrawal.

Executive Compensation, page 91

Compensation Discussion and Analysis, page 91

Elements of 2008 Named Executive Officer Compensation, page 93

Short-Term Incentive Plan, page 94

25.   We note that you used EBITDA as your 2008 Teamshare program financial performance measure and the program's EBITDA target for 2008 was $815 million. In this regard, you state that you will again use EBITDA as your 2009 target financial performance measure and the target for 2009 will be "challenging" to achieve and will be "generally consistent with the level of difficulty of achievement associated with [your] performance-based awards for prior years." However, it does not appear that you have disclosed the actual target amount for your 2009 Teamshare program that is necessary for your named executive officers to earn their short-term incentive awards. Please disclose this target amount or tell us why you believe the disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Termination or Change-in-Control, page 112

26.   We note your disclosure under the heading "Severance Arrangements" on page 102 that "effective April 1, 2009, [you] entered into new employment agreements with each of [your] named executive officers, other than Messrs. Dreiling and Bere" as well as your disclosure at the end of the first paragraph under the heading "Potential Payments upon Termination or Change-in-Control" on page 112 that "[d]ue to changes that [you] have made to [your] employment agreements with [your] named executive officers (other than Messrs. Dreiling and Bere) on April 1, 2009, the descriptions below would be different if [you] were describing the terms of these agreements, as they have been modified." In addition to the tabular disclosure provided under this heading on pages 122 to 124, please also provide tabular disclosure setting forth the potential payments to your named executive officers upon the occurrence of various termination events as of April 1, 2009 to give effect to the new employment agreements that became effective April 1, 2009 or tell us why it is not appropriate to do so.

Principal and Selling Shareholders, page 125

27.   Please disclose the natural person, natural persons or public company that has the ultimate voting or investment power over all of the shares in this table. Refer to Question and Answer 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations (September 14, 2009) located at our website, www.sec.gov. In this regard, we note your disclosure in footnote 2 to your Principal and Selling Shareholders table that the shares held by KKR, The Goldman Sachs Group, Inc., Citigroup Capital Partners, CPP Investment Board (USRE II) Inc. and Wellington Management Company, LLP are indirectly held through Buck Holdings, L.P. and that Buck Holdings, LLC has voting and investment power with respect to the shares.

Certain Relationships and Related Party Transactions, page 127

Relationships with Investors, page 130

Registration Rights Agreement, page 131

28.   Please provide further detail regarding the terms of the registration rights agreement, including but not limited to the names of the shareholders with these rights, the expiration date of these rights and any limitations on the ability to exercise these rights.

Description of Capital Stock, page 142

Common Stock, page 142

Other Matters, page 142

29.   We note your disclosure that "[a]ll outstanding shares of [your] common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable." This disclosure appears to be the opinion of legal counsel, as this statement is a legal conclusion. Please either attribute this statement to counsel and file counsel's consent to be named in this section or delete this statement.

Underwriting, page 152

30.   In the last paragraph on page 152, you disclose that that you, your executive officers and directors, the selling shareholders and the Investors (through their investment in Parent) "each have agreed with the underwriters, not to dispose of or hedge any of our respective shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Citigroup Global Markets Inc., Goldman, Sachs & Co. and KKR Capital Markets LLC." Please disclose whether and under what circumstances each of these underwriters will waive the lock-up arrangements with respect to you, your executive officers and directors, the selling shareholders and the Investors.

31.   We note your disclosure in the fifth and sixth paragraphs on page 153 and the first paragraph on page 154 regarding certain activities by the underwriters. Please tell us what consideration you gave to the application of Regulation M in connection with these transactions by KKR Capital Markets LLC and Goldman, Sachs & Co. in light of the fact that they are affiliates of the company. Refer to Regulation M and Frequently Asked Questions About Regulation M set forth in Staff Legal Bulletin 9 of the Division of Market Regulation. In this regard, we note the applicability of Rule 101(b)(9) of Regulation M.

32.   We note your disclosure in the last sentence of the second full paragraph on page 153 regarding indemnification in connection with the sale of the directed shares as well as your disclosure in the third paragraph on page 154 regarding indemnification. Please provide a brief description of the indemnification provisions with the underwriters. Refer to Item 508(g) of Regulation S-K.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

33.   We note your disclosure that $20 million of assets held pursuant to regulatory requirements related to your insurance subsidiary are classified as cash and cash equivalents in your balance sheet. Please revise to present restricted cash separately in the balance sheet or tell us why these assets do not qualify as restricted cash. Please similarly revise your statement of cash flows to exclude restricted cash from the cash and cash equivalent total. Refer to Rule 5-02-1 of Regulation S-X.

34.   Please provide a pro forma balance sheet alongside the historical balance sheet giving effect to the accrual of the special dividend to be paid immediately prior to the transactions contemplated in this offering. The pro forma balance sheet should not reflect the offering proceeds. In addition, even though your stated use of proceeds does not include payment of dividends, in circumstances in which the dividend to be paid within one year prior to the offering exceeds current year's earnings, pro forma earnings per share data should be provided which gives effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. The pro forma earnings per share figures should be presented for the latest year and interim period and should include a description of how the amounts were calculated. Please refer, by analogy, to SAB Topic 1.B3.

Note 1. Basis of presentation and accounting policies, page F-7

Merchandise Inventories, page F-11

35.   We note that you quantify "LIFO provisions" throughout your filing. Please tell us what these LIFO provisions specifically represent. If these disclosures are intended to represent FIFO-based supplemental income disclosures, then you should revise them such that they are clearly presented and labeled. In addition, you should revise your disclosures to clearly state that the use of LIFO results in a better matching of costs and revenues, indicate the reason why you are providing the supplemental income disclosures and present all information about the supplemental income calculation necessary to enable users to appreciate the quality of the information. If you continue to include such information in your filing, please revise your presentation to be consistent with the guidance in Section 205.02 of the Codification of ASRs and FRRs. Alternatively, please remove these disclosures from your filing.

Vendor Rebates, page F-12

36.   We note that you generally account for cash consideration received from a vendor as a reduction of merchandise purchase costs and classify those receipts as a current or long term liability. Please clarify why you reflect the proceeds as liabilities as opposed to reductions of inventory.

Note 6. Current and long-term obligations, page F-31

37.   Please expand your disclosures to include the specific terms of debt covenants related to each borrowing and to state whether or not you are in compliance with such covenants at the most recent annual and interim balance sheet dates.

38.   We note that you repurchased $44.1 million and $25.0 million of your senior subordinated toggle notes that resulted in pre-tax gains of $3.8 million and $4.9 million, respectively. We further note your disclosures on page F-49 that you purchased the $25.0 million notes from Goldman Sachs & Co, a related party. Considering paragraph 470-50-40-2 of the FASB Accounting Standards Codification indicates that extinguishment transactions between related entities may be in essence capital transactions, please explain why you recorded the gain in income and not as a capital transaction. Please also tell us whether or not you purchased the $44.1 million notes from related parties.

Note 10. Share-based payments, page F-43

39.   Please tell us in detail how you determined the grant date price of your common stock in valuing options and restricted stock issued during the successor period.

Part II – Information Not Required In Prospectus, page II-1

Exhibit Index, page II-6

40.   We note that you have not filed several of your exhibits, including the form of underwriting agreement and the opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective. In addition, we note your disclosure on page 131 under the heading, "Shareholders Agreement," that you will enter into a shareholders agreement with Parent, KKR and Goldman, Sachs & Co. upon completion of the offering. Please file the form of this agreement as an exhibit to your registration statement or tell us why it is not appropriate to do so. Refer to Item 601(b) of Regulation S-K.

Form 10-K for Fiscal Year Ended January 30, 2009

41.   The comments on the Form S-1 above should also be implemented in the Form 10-K to the extent applicable.

Forms 10-Q for Fiscal Quarters Ended May 1, 2009 and July 31, 2009

42.   The comments on the Form S-1 above should also be implemented in the Forms 10-Q to the extent applicable.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Adviser, at (202) 551-3513, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP
        Via Facsimile